Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271906

BGO INDUSTRIAL REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED AUGUST 15, 2025

TO THE PROSPECTUS DATED APRIL 21, 2025

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of BGO Industrial Real Estate Income Trust, Inc., dated April 21, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to BGO Industrial Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

●	to disclose the transaction price for each class of our common stock as of September 1, 2025;
●	to disclose the calculation of our July 31, 2025 net asset value (“NAV”) per share for each class of our common stock;
●	to provide an update on the status of our current public offering; and
●	to include our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025

September 1, 2025 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of September 1, 2025 (and repurchases as of August 31, 2025) is as follows:

Transaction Price
(per share)
Class T	$9.84
Class S	$9.84
Class D	$9.84
Class I	$9.84

The September 1, 2025 transaction price for each of our Class T, Class S, Class D and Class I shares is equal to the NAV per share as of July 31, 2025. Class E shares and Class E units are not sold as a part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2025 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.bgoireit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following table includes the NAV of our Class T, Class S, Class D, Class I and Class E shares, as well as partnership interests of the Operating Partnership held by parties other than the Company.

The following table provides a breakdown of the major components of our total NAV as of July 31, 2025 ($ and shares in thousands):

Components of NAV	July 31, 2025
Investment in real property	$—
Investments in unconsolidated joint ventures	249,330
Non-controlling interest in consolidated joint ventures	(110,370)
Investment in real estate debt	—
Investment in real estate-related securities	—
Cash and cash equivalents	10,572
Restricted cash	—
Other assets	1
Debt obligations	—
Subscriptions received in advance	—
Other liabilities	(1,319)
Distribution payable	(511)
Accrued performance participation allocation	—
Management fee payable	—
Stockholder servicing fees(1)	—
Net Asset Value	$147,703
Number of outstanding shares/units	13,023

(1)	Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of July 31, 2025, we have accrued under GAAP no stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of July 31, 2025 ($ and shares in thousands, except per share data):

						Third-
						Party
						Operating
	Class T	Class S	Class D	Class I	Class E	Partnership		Preferred
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Units	RSU's	Stock	Total
Net asset value	$5	$5	$5	$5	$215	$146,849	$513	$106	$147,703
Number of outstanding shares/units	0.50	0.50	0.50	0.50	21	13,000			13,023
NAV per share as of Juy 31, 2025	$9.84	$9.84	$9.84	$9.84	$10.24	$11.30

Valuations were prepared by the Adviser in accordance with our valuation procedures.

The weighted average of certain key assumptions from the discounted cash flow analysis of the respective appraisal reports as of July 31, 2025 are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	6.1%
Discount rate / internal rate of return	7.3%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

		Increase
		(Decrease) to the
	Hypothetical	NAV of Real
Input	Change	Properties
Discount Rate	0.25% decrease	4.5%
(weighted average)	0.25% increase	(4.5)%
Exit Capitalization Rate	0.25% decrease	6.3%
(weighted average)	0.25% increase	(5.9)%

Status of our Current Public Offering

We have registered with the Securities and Exchange Commission a maximum of $5,000,000,000 in shares of common stock in our continuous public offering (the “Public Offering”). On February 3, 2023, the Adviser made an investment of $200,000 in exchange for 20,000 shares of our Class E common stock. On February 1, 2024, the Adviser acquired 476 Class T shares, 476 Class S shares, 476 Class D shares and 476 Class I shares in exchange for $5,000 for each share class and a total of $20,000. We intend to sell shares in the Public Offering on a monthly basis.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2024

On August 8, 2025, we filed our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 with the Securities Exchange Commission, a copy of which is attached (without exhibits) to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 333-271906

BGO Industrial Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	92-0245532
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

399 Park Avenue
18th Floor
New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (833) 360-5519

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 8, 2025, the registrant had 21,095 shares of Class E common stock, par value $0.01 per share, outstanding and had 503 shares of each of Class T, S, D, and I common stock, par value $0.01 per share, outstanding.

i

PART I—FINANCIAL INFORMATION

BGO Industrial Real Estate Income Trust, Inc.

Consolidated Balance Sheets

	June 30, 2025 (Unaudited)	December 31, 2024 (Audited)
ASSETS
Investment in unconsolidated real estate ventures	$195,906,466	$204,851,246
Cash and cash equivalents	10,069,654	9,070,558
Total assets	$205,976,120	$213,921,804
LIABILITIES AND EQUITY
Due to affiliates	$10,884,116	$11,034,512
Accounts payable, accrued expenses and other liabilities	1,482,323	1,270,822
Total liabilities	12,366,439	12,305,334

Non-controlling interest in consolidated real estate venture	86,695,233	89,761,368

Equity
Common stock - Class T shares, $0.01 par value per share; 600,000,000 shares authorized; 499 and 488 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	5	5
Common stock - Class S shares, $0.01 par value per share; 600,000,000 shares authorized; 499 and 488 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	5	5
Common stock - Class D shares, $0.01 par value per share; 600,000,000 shares authorized; 499 and 488 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	5	5
Common stock - Class I shares, $0.01 par value per share; 600,000,000 shares authorized; 499 and 488 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	5	5
Common stock - Class E shares, $0.01 par value per share; 600,000,000 shares authorized; 20,935 and 20,491 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	209	205
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized; 125 shares issued and outstanding as of June 30, 2025 and December 31, 2024	1	1
Additional paid-in capital	836,731	819,979
Accumulated deficit and cumulative distributions	(51,731)	(34,960)
Total stockholder's equity	785,230	785,245
Non-controlling interest attributable to Operating Partnership unit holders	106,129,218	111,069,857
Total equity	106,914,448	111,855,102
Total liabilities and equity	$205,976,120	$213,921,804

The accompanying notes are an integral part of these consolidated financial statements.

BGO Industrial Real Estate Income Trust, Inc.

Consolidated Statements of Operations (Unaudited)

	For the	For the	For the	For the
	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2025	2024	2025	2024
Expenses
General and administrative	$663,662	$899,022	$1,090,534	$2,116,398
Total expenses	663,662	899,022	1,090,534	2,116,398

Other income (expense)
Income (loss) from unconsolidated real estate ventures	(769,969)	(115,778)	(2,044,780)	(839,139)
Total other income (expense)	(769,969)	(115,778)	(2,044,780)	(839,139)

Net loss	$(1,433,631)	$(1,014,800)	$(3,135,314)	$(2,955,537)
Net loss attributable to non-controlling interest in consolidated real estate venture	369,157	128,658	957,439	475,052
Net loss attributable to non-controlling interest in Operating Partnership	1,058,601	880,775	2,166,389	2,468,908
Net income (loss) attributable to stockholders	$(5,873)	$(5,367)	$(11,486)	$(11,577)

Net income (loss) per share of common stock, basic and diluted	$(0.26)	$(0.24)	$(0.51)	$(0.54)
Weighted-average shares of common stock outstanding - basic and diluted	22,844	21,930	22,721	21,600

The accompanying notes are an integral part of these consolidated financial statements.

BGO Industrial Real Estate Income Trust, Inc.

Consolidated Statements of Changes in Equity (Unaudited)

	Par Value
								Accumulated		Non-Controlling
							Additional	Deficit and	Total	Interests in
	Common	Common	Common	Common	Common	Preferred	Paid In	Cumulative	Stockholders'	Operating
	Stock Class E	Stock Class D	Stock Class I	Stock Class S	Stock Class T	Stock	Capital	Distributions	Equity	Partnership	Total Equity
Balance at January 1, 2025	$205	$5	$5	$5	$5	$1	$819,979	$(34,960)	$785,245	$111,069,857	$111,855,102
Distributions declared on common stock	—	—	—	—	—	—	—	(2,599)	(2,599)	—	(2,599)
Distribution reinvestments	2	—	—	—	—	—	2,529	—	2,531	—	2,531
Net loss	—	—	—	—	—	—	—	(5,612)	(5,612)	(1,107,788)	(1,113,400)
Amortization of restricted stock grants	—	—	—	—	—	—	5,457	—	5,457	—	5,457
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	(1,495,000)	(1,495,000)
Balance at March 31, 2025	$207	$5	$5	$5	$5	$1	$827,965	$(43,171)	$785,022	$108,467,069	$109,252,091
Distributions declared on common stock	—	—	—	—	—	—	—	(2,687)	(2,687)	—	(2,687)
Distribution reinvestments	2	—	—	—	—	—	2,674	—	2,676	—	2,676
Net loss	—	—	—	—	—	—	—	(5,873)	(5,873)	(1,058,601)	(1,064,474)
Offering costs	—	—	—	—	—	—	450	—	450	249,550	250,000
Amortization of restricted stock grants	—	—	—	—	—	—	5,642	—	5,642	—	5,642
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	(1,528,800)	(1,528,800)
Balance at June 30, 2025	$209	$5	$5	$5	$5	$1	$836,731	$(51,731)	$785,230	$106,129,218	$106,914,448

	Par Value
								Accumulated		Non-Controlling
							Additional	Deficit and	Total	Interests in
	Common	Common	Common	Common	Common	Preferred	Paid In	Cumulative	Stockholders'	Operating
	Stock Class E	Stock Class D	Stock Class I	Stock Class S	Stock Class T	Stock	Capital	Distributions	Equity	Partnership	Total Equity
Balance at January 1, 2024	$200	$—	$—	$—	$—	$—	$412,782	$(6,170)	$406,812	$119,432,864	$119,839,676
Common stock issued	—	5	5	5	5	1	144,979	—	145,000	—	145,000
Net loss	—	—	—	—	—	—	—	(6,210)	(6,210)	(1,588,134)	(1,594,344)
Offering costs	—	—	—	—	—	—	(19,043)	—	(19,043)	(19,242)	(38,285)
Amortization of restricted stock grants	—	—	—	—	—	—	114,685	—	114,685	—	114,685
Balance at March 31, 2024	$200	$5	$5	$5	$5	$1	$653,403	$(12,380)	$641,244	$117,825,488	$118,466,732
Distributions declared on common stock	—	—	—	—	—	—	—	(1,606)	(1,606)		(1,606)
Distribution reinvestments	1	—	—	—	—	—	801	—	802		802
Net loss	—	—	—	—	—	—	—	(5,367)	(5,367)	(880,775)	(886,142)
Offering costs	—	—	—	—	—	—	142	—	142	83,311	83,453
Amortization of restricted stock grants	—	—	—	—	—	—	114,686	—	114,686	—	114,687
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	(951,600)	(951,600)
Balance at June 30, 2024	$201	$5	$5	$5	$5	$1	$769,032	$(19,353)	$749,901	$116,076,424	$116,826,325

The accompanying notes are an integral part of these consolidated financial statements.

BGO Industrial Real Estate Income Trust, Inc.

Consolidated Statements of Cash Flows (Unaudited)

	For the Six Months	For the Six Months
	Ended June 30, 2025	Ended June 30, 2024
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net loss	$(3,135,314)	$(2,955,537)
Adjustments to reconcile net loss to net cash provided by operating activities
Cash distributions received from investment in unconsolidated real estate ventures	6,900,000	6,900,000
Net loss from unconsolidated real estate ventures	2,044,780	839,139
Amortization of restricted stock grants	11,099	229,370
Change in assets and liabilities
Increase in due to affiliates	99,604	1,635,641
Increase in accounts payable, accrued liabilities & other liabilities	211,422	519,238
Net cash provided by operating activities	6,131,591	7,167,851
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	145,000
Offering costs paid	—	(19,010)
Distributions to non-controlling interest in consolidated joint ventures	(2,108,695)	(5,130,435)
Distributions paid on common stock	—	(804)
Distributions to non-controlling interests in Operating Partnership	(3,023,800)	(951,600)
Net cash used in financing activities	(5,132,495)	(5,956,849)
Net change in cash and cash equivalents	999,096	1,211,002
Cash and cash equivalents, beginning of period	9,070,558	6,916,335
Cash and cash equivalents, end of period	$10,069,654	$8,127,337

Non-cash investing and financing activities:
Accrued offering costs due to affiliates	$(250,000)	$(64,177)

The accompanying notes are an integral part of these consolidated financial statements.

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

1. Organization and Business Purpose

BGO Industrial Real Estate Income Trust, Inc. (formerly BentallGreenOak Industrial Real Estate Income Trust, Inc.) (the “Company” or “IREIT”) was formed on September 7, 2022 as a Maryland corporation and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with the year ended December 31, 2023. The Company was organized to invest primarily in stabilized, income-oriented industrial warehouse and logistics properties primarily located in the United States, and to a lesser extent, real estate debt and real estate-related securities. The Company is the sole general partner of BGO IREIT Operating Partnership LP, a Delaware limited partnership (“IREIT OP” or the “Operating Partnership”). BGO REIT Special Limited Partner LP (the “Special Limited Partner”), an affiliate of BentallGreenOak (U.S.) Limited Partnership (the “Adviser” and together with its affiliates “BGO”), owns a special limited partner interest in IREIT OP. IREIT owns 0.66% of IREIT OP. Substantially all of the Company’s business is conducted through IREIT OP. The Company and IREIT OP are externally managed by the Adviser.

2. Capitalization

On February 3, 2023, the Company was capitalized with a $0.2 million investment by the Adviser, in exchange for 20,000 shares of the Company’s common stock, which were subsequently transferred to an affiliate of the Adviser. The Adviser, or its affiliate, has agreed to not sell, transfer or dispose of such shares to any party other than an affiliate of the Adviser for so long as the Adviser or its affiliate performs an advisory function for the Company.

The Company filed a Registration Statement on Form S-11 to register with the Securities and Exchange Commission (“SEC”) an offering of up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in its primary offering and up to $1.0 billion in shares pursuant to its distribution reinvestment plan (the “Offering”). The Company intends to sell any combination of four classes of shares of its common stock, Class T shares, Class S shares, Class D shares, and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different upfront selling commissions and ongoing stockholder servicing fees. The purchase price per share for each class of the Company’s common stock will vary and will generally equal the prior month’s net asset value (“NAV”) of the Company per share for such class, as determined monthly, plus any applicable upfront selling commissions and dealer manager fees. The Registration Statement on Form S-11 related to the Offering was declared effective by the SEC on July 7, 2023.

On July 7, 2023, Sun Life (U.S.) HoldCo 2020, Inc. (“Sun Life”) contributed its 56.5% interest in a real estate joint venture (the “Seed JV”) to the Company in exchange for 13.0 million Class E units of the Operating Partnership at a price equal to $10.00 per unit, for an aggregate contribution value of $130.0 million. A BGO advised state pension client (“BGO client”) owns the remaining 43.5% in the Seed JV, with a contributed equity amount of $100.0 million. The Seed JV holds a 60.5% ownership interest in a real estate joint venture (the “NorthPoint JV”) with NP NTR Holdings, LLC, a Delaware limited liability company and affiliate of NorthPoint Development (“NorthPoint”), the original developer of the underlying assets (“Seed Portfolio”). The Company’s 56.5% ownership in the Seed JV represents an indirect 34.2% ownership interest in the Seed Portfolio.

The Class E units issued to Sun Life in connection with the Seed JV Acquisition are not eligible for repurchase pursuant to the Company’s share repurchase plan and will only be eligible for repurchase by the Company following the earlier of (i) the first date that the Company’s NAV reaches $1.5 billion and (ii) July 7, 2026. Following such date, Sun Life may request that the Company repurchase such Class E units on a monthly basis, at a price per unit equal to the most recently determined NAV per Class E unit as of the repurchase date. The aggregate amount of Class E units that the Company is required to repurchase from Sun Life in any month will be limited to an amount not to exceed 25% of the amount by which net proceeds from the Company’s public offering and any private offerings of common stock for a given month exceed the amount of repurchases for such month pursuant to the Company’s share repurchase plan. In addition, the Company will not repurchase any Class E units from Sun Life during any period that the full amount of all shares of its common stock requested to be repurchased under the Company’s share repurchase plan are not repurchased or the Company’s share repurchase plan has been suspended.

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of the Company, and in the opinion of management, include all necessary adjustments, consisting of only normal and recurring items, necessary for a fair statement of the Company’s financial position and results of operations for the interim period. These financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the applicable rules and regulations of the SEC. Accordingly, they do not include all information and footnotes required by GAAP for complete financial statements. Certain footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted from this report pursuant to the rules of the SEC. The accompanying unaudited consolidated interim financial statements should be read in conjunction with Form 10-K for the year ended 2024 filed with the SEC on March 24, 2025.

All intercompany balances and transactions have been eliminated in consolidation. The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Principles of Consolidation

We consolidate entities in which we have a controlling financial interest. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity (“VIE”) and whether we are the primary beneficiary. The primary beneficiary of a VIE is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The primary beneficiary is required to consolidate the VIE.

The Company has variable interests in our Operating Partnership and the Seed JV and we are deemed to be the primary beneficiary. The Seed JV does not consolidate the NorthPoint JV.

We will assess the accounting treatment for each investment we may have in the future. This assessment includes a review of each entity’s organizational agreement to determine which party has what rights and whether those rights are protective or participating. For all VIEs, we review such agreements in order to determine which party has the power to direct the activities that most significantly impact the entity’s economic performance and benefit. In situations where we or our partner could approve, among other things, the annual budget, or leases that cover more than a nominal amount of space relative to the total rentable space at each property, we would not consolidate the investment as we consider these to be substantive participation rights that result in shared power of the activities that would most significantly impact the performance and benefit of such joint venture investment.

A non-controlling interest in a consolidated subsidiary is defined as the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. Non-controlling interests are required to be presented as a separate component of equity in the Consolidated Balance Sheets and in the Consolidated Statements of Operations by requiring earnings to be attributed to controlling and non-controlling interests.

Non-controlling interests in consolidated real estate venture of $86.7 million and $89.8 million as of June 30, 2025 and December 31, 2024, respectively, are classified within mezzanine equity on the Consolidated Balance Sheets.

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the balance sheet. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure. The Company did not hold cash equivalents as of June 30, 2025 and December 31, 2024.

Investments in Unconsolidated Real Estate Ventures

Investments in unconsolidated joint ventures are initially recorded at cost, and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the net equity investment of the Company is reflected within the Consolidated Balance Sheets, and the Company’s share of net income or loss from the joint ventures is included within the Company’s Consolidated Statements of Operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, the Company’s recognition of joint venture income or loss generally follows the joint venture’s distribution priorities, which may change upon the achievement of certain investment return thresholds. The Company’s investments in unconsolidated joint ventures are reviewed for impairment periodically and the Company records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. As of June 30, 2025 and December 31, 2024, no such impairment occurred.

Fair Value Measurement

The fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchal framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment.

These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

The Company did not have any assets or liabilities requiring fair value measurement on the Consolidated Balance Sheets at June 30, 2025 and December 31, 2024.

Income Taxes

The Company qualifies to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) commencing with its taxable year ending December 31, 2023. If the Company qualifies for taxation as a REIT, the Company will not be subject to federal income taxes on amounts distributed to stockholders, providing it distributes 90% of its REIT taxable income and meets certain other requirements for qualifying as a REIT. If the Company fails to maintain its qualification as a REIT in any taxable year, the Company will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could have a material adverse effect on its net income and net cash available for distribution to its members.

Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. The Company may elect to treat certain of its corporate subsidiaries as taxable REIT subsidiaries (“TRSs”). There were no active TRSs during the periods ending June 30, 2025 and December 31, 2024. In general, a TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. A domestic TRS is subject to corporate federal income tax.

We apply provisions for measuring and recognizing tax benefits associated with uncertain income tax positions. Penalties and interest, if incurred, would be recorded as a component of income tax expense. As of June 30, 2025 and December 31, 2024, we did not have a liability for uncertain tax positions.

The tax returns for 2022, 2023 and 2024 have been filed and remain subject to examination by tax authorities.

Organization and Offering Expenses (“O&O Expenses”)

Organization costs are expensed as incurred and recorded as a component of general and administrative on the Company’s Consolidated Statements of Operations and offering costs are charged to equity as such amounts are incurred. The Company recognized no organization costs for the three and six months ended June 30, 2025. The Company recognized ($0.3) million offering costs for the three and six months ended June 30, 2025. The Company recognized no organization costs and $0.0 million offering costs for the three and six months ended June 30, 2024.

The Adviser advanced organization and offering expenses incurred on behalf of the Company from September 7, 2022 (formation date) through July 7, 2024, the first anniversary of the commencement of the Offering (including legal, accounting, and other expenses attributable to the organization of the Company, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees). On August 8, 2025, the parties entered into Amendment No. 2 (“Amendment No. 2”) to the Amended and Restated Advisory Agreement, as amended by Amendment No. 1, dated August 7, 2024 (as amended, the “Advisory Agreement”), which amends the provisions of the Advisory Agreement related to the reimbursement by the Company to the Adviser of the O&O Expenses and certain operating expenses. Pursuant to Amendment No. 2, the Adviser agreed for the Company’s benefit that the Adviser shall be reimbursed the O&O Expenses and certain operating expenses it incurred in 60 equal monthly installments commencing after July 7, 2026, the third anniversary of the commencement of the Company’s public offering. After July 7, 2024, the Company reimburses the Adviser for any organization and offering expenses that it incurs on its behalf as and when incurred.

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

The Adviser and its affiliates had incurred organization and offering expenses on the Company’s behalf of approximately $7.0 million and $7.3 million as of June 30, 2025 and December 31, 2024, respectively. These organization and offering costs were recorded as a component of due to affiliates in the accompanying Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024. Such costs became the Company’s liability on July 7, 2023, the date on which the Offering commenced.

Operating Expenses

Operating costs are expensed as incurred and recorded as a component of general and administrative on the Company’s Consolidated Statements of Operations. The Company recognized $0.7 million and $1.1 million of operating expenses for the three and six months ended June 30, 2025, respectively. The Company recognized $0.9 million and $2.1 million of operating expenses for the three and six months ended June 30, 2024, respectively.

The Adviser advanced certain of the Company’s operating expenses incurred from September 7, 2022 (formation date) through July 7, 2024, the first anniversary of the commencement of the Offering. The Adviser had accrued approximately $3.9 million and $3.8 million of operating expenses on our behalf as of June 30, 2025 and December 31, 2024, respectively. The Company will reimburse the Adviser for all such advanced expenses ratably over a 60-month period following July 7, 2026, the third anniversary of the commencement of the Offering. Any amount due to the Adviser but not paid will be recognized as a liability on the Consolidated Balance Sheets. Operating expenses incurred directly by the Company are expensed in the period incurred. Such costs became the Company’s liability on July 7, 2023, the date on which the Offering commenced.

Share Repurchases

The Company has adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that the Company repurchase all or any portion of their shares. The Company may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in its discretion, subject to any limitations in the share repurchase plan. The total amount of aggregate repurchases of Class T, Class S, Class D, Class E and Class I shares will be limited to 2% of the aggregate NAV per month and 5% of the aggregate NAV per calendar quarter. Shares will be repurchased at a price equal to the transaction price on the applicable repurchase date, except shares that have not been outstanding for at least one year will be repurchased at 95% of the transaction price. Due to the illiquid nature of investments in real estate, the Company may not have sufficient liquid resources to fund repurchase requests and has established limitations on the amount of funds the Company may use for repurchases during any calendar month and quarter. Further, the Company may modify, suspend or terminate the share repurchase plan.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan whereby stockholders (other than clients of participating broker dealers and residents of certain states that do not permit automatic enrollment in the distribution reinvestment plan) will have their cash distributions automatically reinvested in additional shares of common stock unless they elect to receive their distributions in cash. Residents of Alabama, Arkansas, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, North Carolina, New Jersey, Ohio, Oregon, Vermont and Washington and clients of participating broker-dealers that do not permit automatic enrollment in the distribution reinvestment plan will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional shares of our common stock. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equal to the offering price before upfront selling commissions and dealer manager fees (the “transaction price”) at the time the distribution is payable, which will generally be equal to the Company’s prior month’s NAV per share for that share class. Stockholders will not pay upfront selling commissions or dealer manager fees when purchasing shares pursuant to the distribution reinvestment plan. The stockholder servicing fees with respect to shares of the Company’s Class T shares, Class S shares and Class D shares are calculated based on the NAV for those shares and may reduce the NAV or, alternatively, the distributions payable with respect to shares of each such class, including shares issued in respect of distributions on such shares under the distribution reinvestment plan.

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

Net Loss per Share of Common Stock

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock and common stock equivalents outstanding (unless their effect is anti-dilutive) for the period. There are no common stock equivalents outstanding that would have an anti-dilutive effect as a result of the net loss for the three and six months ended June 30, 2025, and 2024. Accordingly, the weighted average number of shares of common stock outstanding is identical for both basic and diluted shares.

4. Investment in Unconsolidated Real Estate Ventures

On July 7, 2023, Sun Life contributed the Seed JV to the Company in exchange for 13.0 million Class E units of the Operating Partnership at a price equal to $10.00 per unit, for an aggregate contribution value of $130.0 million. BGO client owns the remaining 43.5% in the Seed JV. The Company’s 56.5% ownership in the Seed JV represents an indirect 34.2% ownership interest in the Seed Portfolio.

The Seed Portfolio consists of approximately 9.4 million square feet across 29 separate industrial buildings located throughout the Midwest of the United States. The Seed Portfolio is divided into four industrial parks that consist of three regional portfolios in St. Louis, Cincinnati, and Kansas City and one stand-alone industrial property in Kenosha, Wisconsin, which is located in the Chicago metropolitan statistical area. The Seed Portfolio was developed in partnership between NorthPoint Development (“NorthPoint”) and Northwestern Mutual between 2012 and 2023.

The investment in unconsolidated real estate ventures on the Consolidated Balance Sheets was $195.9 million and $204.9 million as of June 30, 2025 and December 31, 2024, respectively. The net loss from unconsolidated real estate ventures included within the Company’s Consolidated Statements of Operations was $0.8 million and $2.0 million for the three and six months ended June 30, 2025. The net loss from unconsolidated real estate ventures included within the Company’s Consolidated Statements of Operations was $0.1 million and $0.8 million for the three and six months ended June 30, 2024. BGO Client’s (as defined below) 43.5% ownership in the Seed JV included in non-controlling interest in consolidated real estate venture on the Consolidated Balance Sheets is $86.7 million and $89.8 million at June 30, 2025 and December 31, 2024, respectively. BGO Client’s portion of the net loss included in non-controlling interest in consolidated real estate ventures on the Consolidated Statements of Operations was $0.4 million and $1.0 million for the three and six months ended June 30, 2025. BGO Client’s portion of the net loss included in non-controlling interest in consolidated real estate ventures on the Consolidated Statements of Operations was $0.1 million and $0.5 million for the three and six months ended June 30, 2024. The Seed JV classifies its investment in the NorthPoint JV as an equity method investment, which is recorded initially at cost, as investment in unconsolidated entity, and subsequently adjusted for equity in net gain /(loss) and cash contributions and distributions. Equity in net gain /(loss) from unconsolidated entity is allocated based on our ownership or economic interest in the real estate joint venture and includes adjustments related to a basis difference in accounting for the investment. As of June 30, 2025 and December 31, 2024, the net unamortized basis difference of $7.3 million and $7.3 million, respectively, between the amount at which our investment is carried and our share of equity in net assets of the underlying properties will be amortized through the equity in gain /(loss) from unconsolidated entity over the remaining life of the underlying items which gave rise to the difference.

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

The following tables detail the NorthPoint JV balance sheet and income statement:

	June 30, 2025	December 31, 2024
ASSETS
Current Assets	$15,860,888	$17,520,361
Investment in Real Estate	833,468,112	843,272,314
Other Assets	44,925,927	49,336,699
Total assets	$894,254,927	$910,129,374
LIABILITIES AND EQUITY
Current Liabilities	8,253,078	8,850,784
Long Term Liabilities	578,613,589	581,095,338
Total liabilities	$586,866,667	$589,946,122

Members Equity	$307,388,260	$320,183,252

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Income	$16,271,273	$17,410,219	$32,890,878	$34,726,307
Building Operating Expenses	(3,463,604)	(3,570,161)	(8,160,397)	(8,143,532)
Other Loss	(14,014,099)	(13,965,651)	(27,978,150)	(27,718,704)
Net Loss	$(1,206,430)	$(125,593)	$(3,247,669)	$(1,135,929)

5. Related Party Transactions

The Company and the Operating Partnership entered into the Advisory Agreement, pursuant to which the Advisory Agreement, the Adviser is responsible for sourcing, evaluating and monitoring the Company’s investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Company’s assets, in accordance with the Company’s investment objectives, guidelines, policies and limitations, subject to oversight by the Company’s board of directors.

Certain affiliates of the Company, including the Adviser, will receive fees and compensation in connection with the offering and ongoing management of the assets of the Company. The Adviser will be paid a management fee equal to 1.25% of NAV per annum, payable monthly. The management fee will be paid, at the Adviser’s election, in cash, Class I shares or Class E shares, or Class I units or Class E units of the Operating Partnership. The Class E shares are not subject to the management fee. We incurred $62 and $125 of management fees for the three and six months ended June 30, 2025. We incurred $62 and $103 of management fees for the three and six months ended June 30, 2024.

The Special Limited Partner holds a performance participation interest in IREIT OP that entitles it to receive an allocation from BGO IREIT OP equal to 12.5% of the annual Total Return, subject to a 5% annual Hurdle Amount and a High Water Mark with a Catch-Up (each term as defined in the IREIT OP limited partnership agreement). Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly. The Special Limited Partner earned no performance participation interest for the three and six months ended June 30, 2025 and earned $42 and $88 of performance participation allocation for the three and six months ended June 30, 2024.

BentallGreenOak Real Estate US LLC (the “Dealer Manager”) serves as the dealer manager for the Offering. The Dealer Manager is a registered broker-dealer affiliated with the Adviser. The Company entered into an agreement (the “Dealer Manager Agreement”) on July 7, 2023 with the Dealer Manager in connection with the Offering.

The Dealer Manager is entitled to receive selling commissions of up to 3.0%, and dealer manager fees of 0.5%, of the transaction price of each Class T share sold in the primary offering, however such amounts may vary at certain

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

participating broker-dealers provided that the sum will not exceed 3.5% of the transaction price. The Dealer Manager is entitled to receive selling commissions of up to 3.5% of the transaction price of each Class S share sold in the primary offering. The Dealer Manager is entitled to receive upfront selling commissions of up to 1.5% of the transaction price of each Class D share sold in the primary offering. No upfront selling commissions or dealer manager fees will be paid with respect to purchases of Class I shares or shares of any class sold pursuant to the Company’s distribution reinvestment plan. There were no upfront selling commissions or dealer manager fees paid during the three and six months ended June 30, 2025 and 2024.

The Dealer Manager also receives a stockholder servicing fee of 0.85%, 0.85% and 0.25% per annum of the aggregate NAV of the Company’s outstanding Class T shares, Class S shares and Class D shares, respectively. The Dealer Manager anticipates that all or a portion of the upfront selling commissions and all or a portion of the stockholder servicing fees will be retained by or paid to, participating broker dealers. The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share sold in the primary offering at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such share would exceed 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such share (including the gross proceeds of any shares issued under the Company’s distribution reinvestment plan with respect thereto). At the end of such month, each such Class T share, Class S share or Class D share (and any shares issued under the Company’s distribution reinvestment plan with respect thereto) will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such share. The Company will accrue the cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S and Class D share is sold during the primary offering. The Company does not pay stockholder servicing fee with respect to Class I or E shares. As of June 30, 2025 and December 31, 2024, the Company did not pay stockholder servicing fees to the Dealer Manager.

The Company’s obligations to pay stockholder servicing fees with respect to the Class T, Class S and Class D shares distributed in the Offering shall survive until such shares are no longer outstanding (including because such shares converted into Class I shares).

In addition, the Company will cease paying the stockholder servicing fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) a merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of the Company’s assets or (iii) the date on which, in the aggregate, underwriting compensation from all sources in connection with the Offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds from the Company’s primary offering.

The Company may retain certain of the Adviser’s affiliates for necessary services relating to the Company’s investments or its operations, including any administrative services, construction, special servicing, leasing, development, property oversight and other property management services, as well as services related to mortgage servicing, group purchasing, healthcare, consulting/brokerage, capital markets/credit origination, loan servicing, property, title or other types of insurance, management consulting and other similar operational matters. Any such arrangements will be at market terms and rates. As of June 30, 2025 and December 31, 2024, the Company has not retained an affiliate of the Adviser for any such services.

On July 7, 2023, we compensated each of our non-employee directors, who are not affiliated with the Adviser or BGO, with an initial grant of 15,000 restricted stock units, plus an additional 1,000 restricted stock units to the chairperson of the audit committee. The restricted stock units vested on July 7, 2024, and at the non-employee director’s election, either (i) were settled and paid in Class E shares on the vesting date or (ii) will be settled and paid in Class E shares on the earlier of a set date in the future or upon the director’s separation from our board of directors. As of June 30, 2025 and December 31, 2024, $0.5 million of restricted stock units had been amortized.

Additionally, we are compensating each of our non-employee directors with a $50,000 cash retainer and an additional $15,000 for the audit chair for the one-year service period commencing on May 21, 2025, through the date of the 2026

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

Annual Stockholder Meeting. The cash retainer is payable quarterly in arrears in four quarterly installments. Alternatively, each director may elect to receive all or a portion of their cash retainer in fully vested Class E shares, payable on the same day that the cash retainer would be paid. The number of class E shares would be determined based on the most recently determined NAV per Class E share as of the cash retainer stock grant date.

Due to Affiliates

The following table details the components of due to affiliates:

	June 30, 2025	December 31, 2024
Advanced organization and offering costs	$7,028,922	$7,261,949
Advanced operating expenses	3,625,900	3,622,281
Due to adviser - operating expenses incurred	228,503	149,616
Accrued performance participation allocation	434	434
Accrued adviser management fees	357	232
Total	$10,884,116	$11,034,512

6. Economic Dependency

The Company is dependent on the Adviser and its affiliates for certain services that are essential to it, including the sale of the Company’s shares of common stock, acquisition and disposition decisions, and certain other responsibilities. In the event that the Adviser and its affiliates are unable or unwilling to provide such services, the Company would be required to find alternative service providers.

7. Equity and Non-controlling Interest

Authorized Capital

The Company is authorized to issue preferred stock and five classes of common stock consisting of Class T shares, Class S shares, Class D shares, Class I shares, and Class E shares. The Company’s board of directors has the ability to establish the preferences and rights of each class or series of preferred stock, without stockholder approval, and as such, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock. The differences among the common share classes relate to upfront selling commissions, dealer manager fees, ongoing stockholder servicing fees, management fees and the performance allocation. See Note 5 for a further description of such items. Other than the differences in upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees, each class of common stock has the same economic and voting rights.

As of June 30, 2025 and December 31, 2024, the Company had authority to issue 3.1 billion shares of common stock, consisting of the following:

Classification	Number of Shares	Par Value
Preferred Stock	100,000,000	$0.01
Class T Shares	600,000,000	$0.01
Class S Shares	600,000,000	$0.01
Class D Shares	600,000,000	$0.01
Class I Shares	600,000,000	$0.01
Class E Shares	600,000,000	$0.01
Total	3,100,000,000

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

Common Stock

The following table details the movement in the Company’s outstanding shares of common stock for the three and six months ended June 30, 2025:

	For the three months ended June 30, 2025
	Class T	Class S	Class D	Class I	Class E	Total
Beginning balance	493	493	493	493	20,701	22,673
Common stock issued	—	—	—	—	—	—
Distribution reinvestment shares issued	6	6	6	6	234	258
Ending balance	499	499	499	499	20,935	22,931

	For the six months ended June 30, 2025
	Class T	Class S	Class D	Class I	Class E	Total
Beginning balance	488	488	488	488	20,491	22,443
Common stock issued	—	—	—	—	—	—
Distribution reinvestment shares issued	11	11	11	11	444	488
Ending balance	499	499	499	499	20,935	22,931

The following table details the movement in the Company’s outstanding shares of common stock for the three and six months ended June 30, 2024:

	For the three months ended June 30, 2024
	Class T	Class S	Class D	Class I	Class E	Total
Beginning balance	476	476	476	476	20,000	21,904
Common stock issued	—	—	—	—	—	—
Distribution reinvestment shares issued	2	2	2	2	69	77
Ending balance	478	478	478	478	20,069	21,981

	For the six months ended June 30, 2024
	Class T	Class S	Class D	Class I	Class E	Total
Beginning balance	—	—	—	—	20,000	20,000
Common stock issued	476	476	476	476	—	1,904
Distribution reinvestment shares issued	2	2	2	2	69	77
Ending balance	478	478	478	478	20,069	21,981

The following table details the aggregate distributions declared for each applicable class of common stock for the three and six months ended June 30, 2025:

	For the three months ending June 30, 2025
	Class T	Class S	Class D	Class I	Class E
Aggregate gross distributions declared per share of common stock	$0.1176	$0.1176	$0.1176	$0.1176	$0.1176
Stockholder servicing fee per share of common stock	—	—	—	—	—
Net distributions declared per share of common stock	$0.1176	$0.1176	$0.1176	$0.1176	$0.1176

	For the six months ending June 30, 2025
	Class T	Class S	Class D	Class I	Class E
Aggregate gross distributions declared per share of common stock	$0.2326	$0.2326	$0.2326	$0.2326	$0.2326
Stockholder servicing fee per share of common stock	—	—	—	—	—
Net distributions declared per share of common stock	$0.2326	$0.2326	$0.2326	$0.2326	$0.2326

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

The following table details the aggregate distributions declared for each applicable class of common stock for the three months ended June 30, 2024:

	For the three months ending June 30, 2024
	Class T	Class S	Class D	Class I	Class E
Aggregate gross distributions declared per share of common stock	$0.0732	$0.0732	$0.0732	$0.0732	$0.0732
Stockholder servicing fee per share of common stock	—	—	—	—	—
Net distributions declared per share of common stock	$0.0732	$0.0732	$0.0732	$0.0732	$0.0732

Series A Preferred Stock

On January 5, 2024, the Company filed Articles Supplementary to its charter, which set forth the rights, preferences and privileges of its 12.0% Series A Cumulative Non-Voting Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”). On January 8, 2024, the Company sold 125 shares of its Series A Preferred Stock at a purchase price of $1,000 per share in a private placement exempt from registration for aggregate gross proceeds of $125,000. The offering of Series A Preferred Stock was effected for the purpose of having at least 100 stockholders to satisfy one of the qualifications the Company must meet in order to qualify as a real estate investment trust under the Code.

Non-controlling Interest in Operating Partnership

In connection with the contribution of its 56.5% interest in the Seed Portfolio, Sun Life holds 13,000,000 Class E units in the Operation Partnership. See note 2 for further details. As the sole investor in Class E units of the Operating Partnership, Sun Life’s interest does not have any voting rights but is entitled to receive distributions at the same rate applicable to other classes of units. Operating Partnership units also carry a protective exchange feature whereby in a liquidation, dilution or winding up, each unit will convert into a number of Class I units (or fraction thereof) with an equivalent NAV. Such feature is designed to carry over NAV into a new form of security immediately prior to liquidation and is not deemed a substantive conversion feature as it is only applicable upon liquidation or upon a listing event which is not the intent of this non-traded REIT structure.

The Company’s non-controlling interest in Operating Partnership units is not redeemable and is therefore recorded at the carrying amount, adjusted for its share of the allocation of income or loss and dividends. The following table summarizes the non-controlling interest activity for the three and six months ended June 30, 2025 and 2024:

	For the Three Months	For the Three Months
	Ended June 30, 2025	Ended June 30, 2024
Balance at the beginning of period	$108,467,069	$117,825,488
Issuance of Class E Units in OP to Sun Life	—	—
GAAP loss allocation	(1,058,601)	(880,775)
Offering costs	249,550	83,311
Distribution	(1,528,800)	(951,600)
Total	$106,129,218	$116,076,424

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
Balance at the beginning of period	$111,069,857	$119,432,864
Issuance of Class E Units in OP to Sun Life	—	—
GAAP loss allocation	(2,166,389)	(2,468,909)
Offering costs	249,550	64,069
Distribution	(3,023,800)	(951,600)
Total	$106,129,218	$116,076,424

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

8. Earnings Per Share

The Company’s net loss and weighted average number of shares outstanding consist of the following:

	For the Three Months	For the Three Months
	Ended June 30, 2025	Ended June 30, 2024
Net loss attributable to BGOIREIT stockholders	$(5,873)	$(5,366)
Weighted-average shares of common stock outstanding, basic and diluted	22,844	21,930

	For the Six Months	For the Six Months
	Ended June 30, 2025	Ended June 30, 2024
Net loss attributable to BGOIREIT stockholders	$(11,486)	$(11,577)
Weighted-average shares of Class E common stock outstanding, basic and diluted	22,721	21,600

The calculation of basic and diluted net loss per share amounts consist of the following:

	For the Three Months	For the Three Months
Basic and Diluted Net Loss per Share Attributable to BGOIREIT Stockholders	Ended June 30, 2025	Ended June 30, 2024
Numerator:
Net loss attributable to BGOIREIT stockholders	$(5,873)	$(5,366)
Denominator:
Weighted-average shares of common stock outstanding	22,844	21,930
Basic and diluted net loss per share of common stock	$(0.26)	$(0.24)

	For the Six Months	For the Six Months
Basic and Diluted Net Loss per Share Attributable to BGOIREIT Stockholders	Ended June 30, 2025	Ended June 30, 2024
Numerator:
Net loss attributable to BGOIREIT stockholders	$(11,486)	$(11,577)
Denominator:
Weighted-average shares of common stock outstanding	22,721	21,600
Basic and diluted net loss per share of common stock	$(0.51)	$(0.54)

9. Commitments and Contingencies

The Company did not have any forward purchase agreements or other commitments as of June 30, 2025 and December 31, 2024.

From time to time, the Company may be involved in various claims and legal actions arising in the ordinary course of business. As of June 30, 2025 and December 31, 2024, the Company was not involved in any material legal proceedings.

10. Other Assets and Liabilities

The following table summarized the components of accounts payable, accrued expenses and other liabilities:

	June 30, 2025	December 31, 2024
Accrued expenses	$971,824	$794,201
Distributions payable	510,499	476,621
Total	$1,482,323	$1,270,822

BGO Industrial Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements (Unaudited)

June 30, 2025

11. Segment Reporting

Substantially all of the Company’s real estate assets, at acquisition, are comprised of real estate owned that is leased to tenants on a long-term basis. Therefore, the Company aggregates real estate assets for reporting purposes and operates in one reportable segment.

The Company’s Chief Operating Decision Makers (“CODMs”) are its Chief Executive Officer and Chief Financial Officer. As the Company operates in one reportable segment, the CODMs are provided the consolidated income statement (detailing total revenues, total operating expenses, operating income and net income). This financial report assists the CODMs in assessing the Company’s financial performance and in allocating resources appropriately.

12. Subsequent Events

The Company has evaluated all events and transactions that occurred after June 30, 2025 through the issuance of the consolidated financial statements and noted there have been no events that have occurred that would require adjustment to disclosures in the consolidated financial statements other than the following events.

On July 31, 2025, the Company filed a post-effective amendment to the Registration Statement on Form S-11 (File No. 333-271906), to deregister all of the shares of common stock in the Offering that had not yet been sold pursuant to such Registration Statement.

On August 8, 2025, the parties entered into Amendment No. 2, which amends the provisions of the Advisory Agreement related to the reimbursement by the Company to the Adviser of the O&O Expenses and certain operating expenses. Pursuant to Amendment No. 2, the Adviser agreed for the Company’s benefit that the Adviser shall be reimbursed the O&O Expenses and certain operating expenses it incurred in 60 equal monthly installments commencing after July 7, 2026, the third anniversary of the commencement of the Company’s public offering.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

References herein to “Company,” “we,” “us,” or “our” refer to BGO Industrial Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the unaudited consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under the section entitled “Risk Factors” in our Registration Statement on Form S-11 (File No. 333-271906), which is accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our prospectus and other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Overview

We are a Maryland corporation formed on September 7, 2022. We were formed to be a pure-play industrial REIT, through investing primarily in stabilized, income-oriented industrial warehouse and logistics properties primarily located in the United States. To a lesser extent, the Company will also invest in real estate-related assets, including real estate debt and real estate-related securities. We are an externally advised, perpetual-life REIT formed to pursue the following investment objectives:

●	provide attractive current income in the form of regular, stable cash distributions;
●	preserve and protect invested capital;
●	realize appreciation in net asset value (“NAV”) from proactive investment management and asset management; and
●	provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to real estate with lower volatility than publicly-traded real estate companies.

We cannot assure you that we will achieve our investment objectives. In particular, we note that our NAV may be subject to volatility related to changes in the values of our assets.

We elected to be taxed as a REIT for federal income tax purposes, commencing with the year ended December 31, 2023. We own, and plan to continue to own, all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner.

Our board of directors will at all times have ultimate oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to amended and restated advisory agreement with the Adviser, dated September 7, 2023, as amended by Amendment No. 1, dated August 7, 2024 and Amendment No. 2, dated August 8, 2025 (as amended, the “Advisory Agreement”), we have delegated to the BentallGreenOak U.S. Limited Partnership (the “Adviser”) the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

We have registered with the SEC our initial public offering of up to $5,000,000,000 in shares of common stock, consisting of up to $4,000,000,000 in shares in our primary offering and up to $1,000,000,000 in shares pursuant to the distribution reinvestment plan (the “Offering”). On July 31, 2025, we filed a post-effective amendment to the Registration Statement on Form S-11 (File No. 333-271906), to deregister all of the shares of common stock in the Offering that had not yet been sold pursuant to such Registration Statement.

We acquired our first investment on July 7, 2023. The number and type of properties or real estate-related investments that we acquire will depend upon real estate market conditions, the amount of proceeds we raise in any future offering, if applicable, and other circumstances existing at the time we are acquiring such assets.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from acquiring properties or real estate-related securities.

Liquidity and Capital Resources

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating fees and expenses and to pay interest on any outstanding indebtedness we may incur. We anticipate our offering and operating fees and expenses will include, among other things, the management fee we will pay to the Adviser, the performance participation allocation that BGO IREIT Operating Partnership LP, a Delaware limited partnership and our operating partnership (“IREIT OP” or the “Operating Partnership”), will pay to the Special Limited Partner, stockholder servicing fees we will pay to the Dealer Manager, legal, audit and valuation expenses, federal and state filing fees, printing expenses, administrative fees, transfer agent fees, marketing and distribution expenses and fees related to acquiring, financing, appraising and managing our properties. We do not have any office or personnel expenses as we do not have any employees. We will reimburse the Adviser for certain out-of-pocket expenses in connection with our operations. The Adviser advanced our organization and offering expenses on our behalf (other than upfront selling commissions and stockholder servicing fees) through July 7, 2024. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following July 7, 2026. Following July 7, 2024, we reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred. As of June 30, 2025, the Adviser had accrued approximately $7.0 million of organization and offering expenses on our behalf. In addition, the Adviser advanced on our behalf certain of our corporate-level operating expenses but excluding investment-related expenses and financing expenses through July 7, 2024. We will reimburse the Adviser for such advanced operating expenses ratably over the 60 months following July 7, 2026. Following July 7, 2024, we reimburse the Adviser for any operating expenses that it incurs on our behalf as and when incurred.

We elected to be taxed as a REIT under Sections 856 through 860 of the Code, beginning with our taxable year ending December 31, 2023. In order to maintain our qualification as a REIT, we are required to, among other things, distribute as dividends at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders and meet certain tests regarding the nature of our income and assets.

On February 3, 2023, we were capitalized with a $200,000 investment by the Adviser in exchange for 20,000 shares of our common stock. The Adviser has agreed to not sell, transfer or dispose of such shares to any party other than an affiliate of the Adviser for so long as the Adviser or its affiliate performs an advisory function for us. On February 1, 2024, an affiliate of the Adviser acquired 476 Class T shares, 476 Class S shares, 476 Class D shares and 476 Class I shares in exchange for $5,000 for each share class and a total of $20,000.

Over time, we generally intend to fund our cash needs for items other than asset acquisitions from operations. Our cash needs for acquisitions will be funded primarily from the sale of shares of our common stock and Operating Partnership units and through the assumption or incurrence of debt.

If we are unable to raise substantial funds we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain fixed operating expenses, including certain expenses as a publicly offered REIT, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Although we have not received any commitments from lenders to fund a line of credit to date, we may decide to obtain a line of credit to fund acquisitions, to repurchase shares pursuant to our share repurchase plan and for any other corporate purpose. If we decide to obtain a line of credit, we expect that it would afford us borrowing availability to fund repurchases pursuant to our share repurchase plan. As our assets increase, however, it may not be commercially feasible or we may not be able to secure an adequate line of credit to fund share repurchases. Moreover, actual availability may be reduced at any given time if we use borrowings under the line of credit to fund share repurchases or for other corporate purposes.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. We have not yet identified any sources for these types of financings.

Investments

On July 7, 2023, the Company, entered into a Contribution Agreement (the “Contribution Agreement”) with Sun Life (U.S.) HoldCo 2020, Inc., a Delaware corporation (“Sun Life”) and an affiliate of Sun Life Financial Inc., BGO Genesis Holding LLC, a Delaware limited liability company, and BGO IREIT Operating Partnership LP, a Delaware limited partnership and the operating partnership of the Company (the “Operating Partnership”), pursuant to which Sun Life contributed its 56.5% interest in a joint venture (the “Seed Joint Venture”) that indirectly owns a portfolio of industrial assets (the “Seed Portfolio”) to the Company in exchange for 13,000,000 Class E units of the Operating Partnership at a price per unit equal to $10.00 (the “Seed JV Acquisition”). The purchase price of the Seed Joint Venture is equal to $130 million, which represents the aggregate capital contributions made by Sun Life in respect of the Seed Joint Venture. As of June 30, 2025, the estimated gross asset value of the Seed Portfolio was approximately $972 million (inclusive of cash on hand and the value of certain debt). The Company’s 56.5% interest in the Seed Joint Venture represents an indirect 34.2% ownership interest in the Seed Portfolio.

Seed Portfolio

The Seed Portfolio consists of approximately 9,417,333 square feet in 29 separate industrial buildings located throughout the United States Midwest. The Seed Portfolio is divided into four assets that consist of three regional portfolios in St. Louis, Cincinnati, and Kansas City, and one stand-alone industrial property in Kenosha, which is located in the Chicago metropolitan statistical area. The Seed Portfolio was developed in partnership between NorthPoint Development (“NorthPoint”) and Northwestern Mutual between 2012 and 2023.

The Company owns the Seed Portfolio through a 56.5% ownership interest in the Seed Joint Venture between the Company and a BGO advised state pension client (“BGO Client”). The Seed Joint Venture holds a 60.5% ownership interest in a joint venture with NP NTR Holdings, LLC, a Delaware limited liability company and affiliate of NorthPoint, the original developer of the underlying assets that encompass the Seed Portfolio. The existing partners, NorthPoint, Sun Life, and BGO Client, recapitalized the Seed Portfolio, acquiring it from a partnership between NorthPoint and Northwestern Mutual on September 29, 2022. The Seed Portfolio was financed with a senior loan of $560.4 million (60% loan to value ratio) at an interest rate of 4.0% in two tranches consisting of 4- and 5-year terms.

The table below sets forth certain summary information regarding the Seed Portfolio.

						Real Estate
			Number of	Total	Real Estate	Value Per		Occupied
Property	Market	Sector	Buildings	Square Feet	Value(1)	Square Foot	Year Built	Rate(2)
Hazelwood Tradeport	St. Louis	Industrial	9	3,796,011	$390,700,000	$103	2018 - 2023	98%
West Chester Trade Center	Cincinnati	Industrial	9	2,343,109	$252,500,000	$108	2019 - 2022	98%
Horizons Industrial	Kansas City	Industrial	10	2,520,932	$250,000,000	$99	2012 - 2021	99%
Heartland 94	Chicago MSA	Industrial	1	757,281	$67,200,000	$89	2022	100%
Total Average			29	9,417,333	$960,400,000	$102		98%

(1)	Real Estate Value represents the appraised value of each property included in the Seed Portfolio as of June 30, 2025.
(2)	Occupied Rate includes all leased square footage as of June 30, 2025.

Sun Life Repurchase Rights

The Class E units issued to Sun Life in connection with the Seed JV Acquisition are not eligible for repurchase pursuant to the Company’s share repurchase plan and will only be eligible for repurchase by the Company following the earlier of (i) the first date that the Company’s NAV reaches $1.5 billion and (ii) July 7, 2026. Following such period, Sun Life may request that the Company repurchase such Class E units on a monthly basis, at a price per unit equal to the most recently determined NAV per Class E unit as of the repurchase date. The aggregate amount of Class E units that the Company is required to repurchase from Sun Life in any month will be limited to an amount not to exceed 25% of the amount by which net proceeds from the Company’s public offering and any private offerings of common stock for a given month exceed the amount of repurchases for such month pursuant to the Company’s share repurchase plan. In addition, the Company will not repurchase any Class E units from Sun Life during any period that the full amount of all shares of its common stock requested to be repurchased under the Company’s share repurchase plan are not repurchased or the Company’s share repurchase plan has been suspended. The foregoing description of the terms of the Contribution Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Contribution Agreement, which is attached hereto as an exhibit and incorporated herein by reference.

Results of Operations

The following table sets forth information regarding our consolidated results of operations:

	For the	For the	For the	For the
	Three Months	Three Months	Six Months	Six Months
	Ended June 30,	Ended June 30,	Ended June 30,	Ended June 30,
	2025	2024	2025	2024
Expenses
General and administrative	$663,662	$899,022	$1,090,534	$2,116,398
Total expenses	663,662	899,022	1,090,534	2,116,398

Other income (expense)
Income (loss) from unconsolidated real estate ventures	(769,969)	(115,778)	(2,044,780)	(839,139)
Total other income (expense)	(769,969)	(115,778)	(2,044,780)	(839,139)

Net loss	$(1,433,631)	$(1,014,800)	$(3,135,314)	$(2,955,537)
Net loss attributable to non-controlling interest in consolidated real estate venture	369,157	128,658	957,439	475,052
Net loss attributable to non-controlling interest in Operating Partnership	1,058,601	880,775	2,166,389	2,468,908
Net income (loss) attributable to stockholders	$(5,873)	$(5,367)	$(11,486)	$(11,577)

Net income (loss) per share of common stock, basic and diluted	$(0.26)	$(0.24)	$(0.51)	$(0.54)
Weighted-average shares of common stock outstanding - basic and diluted	22,844	21,930	22,721	21,600

General and Administrative Expenses

During the six months ended June 30, 2025, general and administrative expenses were $1.1 million and consisted of operating expenses related to general corporate matters, such as professional fees, legal fees and insurance premiums.

During the six months ended June 30, 2024, general and administrative expenses were $2.1 million and consisted of operating expenses related to general corporate matters, such as professional fees, legal fees and insurance premiums.

The decrease in general and administrative expenses was primarily driven by a decrease in professional fees.

Net loss attributable to non-controlling interests in consolidated joint ventures

During the six months ended June 30, 2025, net loss attributable to non-controlling interests in consolidated joint ventures was approximately $1.0 million due to the 43.5% non-controlling interest in the Seed Portfolio.

During the six months ended June 30, 2024, net loss attributable to non-controlling interests in consolidated joint ventures was approximately $0.5 million due to the 43.5% non-controlling interest in the Seed Portfolio.

Funds from Operations, Adjusted Funds from Operations and Funds Available for Distribution

We believe FFO is a meaningful non-GAAP supplemental measure of our operating results. Our consolidated financial statements are presented using historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments have decreased over time. However, we believe that the value of our real estate investments will fluctuate over time based on market conditions and, as such, depreciation under historical cost accounting may be less informative as a measure of our performance. FFO is an operating measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) that is broadly used in the REIT industry. FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding (i) depreciation and amortization, (ii) impairment of investments in real estate, (iii) net gains or losses from sales of real estate, (iv) net gains or losses from change in control, and (v) similar adjustments for non-controlling interests and unconsolidated entities.

We also believe that AFFO is an additional meaningful non-GAAP supplemental measure of our operating results. AFFO further adjusts FFO to reflect the performance of our portfolio by adjusting for items we believe are not directly attributable to our operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income and expense, (ii) amortization of above- and below-market lease intangibles, (iii) amortization of mortgage premium/discount, (iv) organization costs, (v) unrealized (gains) losses from changes in fair value of financial instruments, (vi) net forfeited investment deposits, (vii) amortization of restricted stock awards, (viii) the performance participation allocation to our Special Limited Partner or other incentive compensation awards that are based on our Net Asset Value, which includes unrealized gains and losses not recorded in GAAP net income (loss), and that are paid in shares or IREIT OP units, even if subsequently repurchased by us, (ix) severance costs, (x) gain or loss on involuntary conversion, (xi) amortization of deferred financing costs, (xii) losses (gains) on extinguishment of debt, and (xiii) similar adjustments for non-controlling interests and unconsolidated entities.

We also believe that FAD is an additional meaningful non-GAAP supplemental measure of our operating results. FAD provides useful information for considering our operating results and certain other items relative to the amount of our distributions. Further, FAD is a metric, among others, that is considered by our board of directors and executive officers when determining the amount of our dividend to stockholders, and we believe is therefore meaningful to stockholders. FAD is calculated as AFFO adjusted for (i) management fees paid in shares or IREIT OP units, even if subsequently repurchased by us, (ii) realized losses (gains) on financial instruments, (iii) recurring tenant improvements, leasing commissions, and other capital expenditures, (iv) stockholder servicing fees paid during the period, and (v) similar adjustments for non-controlling interests and unconsolidated entities. FAD is not indicative of cash available to fund our cash needs and does not represent cash flows from operating activities in accordance with GAAP, as FAD is adjusted for stockholder servicing fees and recurring tenant improvements, leasing commission, and other capital expenditures, which are not considered when determining cash flows from operations. Furthermore, FAD excludes (i) adjustments for working capital items and(ii) amortization of discounts and premiums on investments in real estate debt. Cash flows from operating activities in accordance with GAAP would generally be adjusted for such items.

FFO, AFFO, and FAD should not be considered more relevant or accurate than GAAP net income (loss) in evaluating our operating performance. In addition, FFO, AFFO, and FAD should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO, AFFO, and FAD are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. In addition, our methodology for calculating AFFO and FAD may differ from the methodologies employed by other companies to calculate the same or similar supplemental performance measures, and accordingly, our reported AFFO and FAD may not be comparable to the AFFO and FAD reported by other companies.

The following table presents a reconciliation of net loss attributable to IREIT stockholders to FFO, AFFO and FAD attributable to IREIT stockholders:

Six Months Ended
June 30, 2025
Net Loss attributable to stockholders	$(11,486)
Adjustments to arrive at FFO:
Depreciation and amortization	6,011,577
Amount attributable to non-controlling interests for above adjustments	(5,972,079)
FFO attributable to stockholders	$28,012
Adjustments to arrive at AFFO:
Performance participation allocation	—
Straight-line rental income and expense	(308,243)
Amortization of restricted stock awards	11,099
Amortization of above and below-market lease intangibles	(806,286)
Amount attributable to non-controlling interests for above adjustments	1,096,181
AFFO attributable to stockholders	$26,375
Adjustments to arrive at FAD:
Management fee	125
FAD attributable to stockholders	$20,888

Net Asset Value

The purchase price per share for each class of our common stock will generally equal our prior month’s NAV per share, as determined monthly, plus applicable selling commissions and dealer manager fees. Our NAV for each class of shares is based on the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including the allocation/accrual of any performance participation, and any stockholder servicing fees applicable to such class of shares. For the six months ended June 30, 2025, the stockholder servicing fee payable on Class T, Class S, and Class D shares was waived, as the sole holder of each such class was an affiliate of the Adviser. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for additional information about how our NAV is determined. The following table provides a breakdown of the components of NAV at IREIT OP:

Components of Operating Partnership NAV	June 30, 2025
Cash and cash equivalents	$10,069,654
Restricted cash	—
Investments in unconsolidated real estate ventures	249,413,702
Other assets	700
Subscriptions received in advance	—
Accrued stockholder servicing fees	—
Due to affiliates	(263,536)
Accounts payable and accrued expenses	(1,483,114)
Non-controlling interest in consolidated real estate venture	(109,959,248)
Net Asset Value	$147,778,158
Number of outstanding shares	13,071,391

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2025:

	Class T	Class S	Class D	Class I	Class E	Third Party	Preferred	Restricted
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Operating Units	Stock	Stock	Total
Net asset value	$4,946	$4,946	$4,946	$4,946	$215,585	$146,926,184	$105,990	$510,616	$147,778,159
Number of outstanding shares	498.91	498.91	498.91	498.91	20,935.39	13,000,000	125	48,335	13,071,391
NAV Per Share as of June 30, 2025	$9.91	$9.91	$9.91	$9.91	$10.30	$11.30

Reconciliation of Equity to NAV	June 30, 2025
Equity under U.S. GAAP	$106,914,448
Adjustments:	—
Accrued stockholder servicing fee	—
Organization and offering costs	7,028,922
Unrealized appreciation on unconsolidated real estate ventures	17,197,970
GAAP depreciation included in net loss from unconsolidated real estate ventures	36,309,266
Operating expenses advanced through June 30, 2025	3,591,568
Change in non-controlling interests in consolidated real estate venture	(23,264,016)
NAV	$147,778,158

The valuations of our real estate properties were provided by third party appraisers and/or the independent valuation advisor in accordance with our valuation procedures. The independent valuation advisor reviewed appraisals provided by the third party appraisers, and the Adviser reviewed the appraisals from both the third-party appraisers and/or the independent valuation advisor. The weighted average of certain key assumptions from the discounted cash flow analysis of the respective appraisal reports as of June 30, 2025 are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	6.1%
Discount rate / internal rate of return	7.3%
Average holding period (years)	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

		Increase
		(Decrease) to the
	Hypothetical	NAV of Real
Input	Change	Properties
Discount Rate	0.25% decrease	4.5%
(weighted average)	0.25% increase	(4.5)%
Exit Capitalization Rate	0.25% decrease	6.3%
(weighted average)	0.25% increase	(5.9)%

The Adviser agreed to advance organization and offering expenses on our behalf (other than upfront selling commissions and stockholder servicing fees) through July 7, 2024. We will reimburse the Adviser for such advanced expenses ratably over the 60 months following July 7, 2025. Following July 7, 2024, we reimburse the Adviser for all advanced operating expenses rit incurs on our behalf as and when incurred.

Cash Flows

Cash flows provided by operating activities of $6.1 million and $7.2 million for the six months ended June 30, 2025 and June 30, 2024, respectively, were driven by cash distributions received from investment in unconsolidated real estate ventures.

Cash flows used in financing activities totaled $5.1 million and $6.0 million for the six months ended June 30, 2025 and June 30, 2024, respectively, were primarily due to cash distributions to non-controlling interest.

Distributions

We generally intend to distribute substantially all of our taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to our stockholders each year to comply with the REIT provisions of the Internal Revenue Code. Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share. For the three and six months ended June 30, 2025 we declared distributions of $1.5 million and $3.0 million of which 99.8% was distributable in cash. For the three months ended June 30, 2024 we declared distributions of $1.0 million of which 99.8% was distributable in cash.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of the financial statements in accordance with GAAP involves significant judgments and assumptions and requires estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that involve the exercise of judgment and use of assumptions as to future uncertainties. Our most critical accounting policies will involve decisions and assessments that could affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of our consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe, however, that all of the decisions and assessments upon which our consolidated financial statements will be based will be reasonable at the time made, based upon information available to us at that time, and subject to well controlled processes and reviews. Our critical accounting policies and accounting estimates will be expanded over time as we fully implement our business strategy. The material accounting policies and estimates that we initially expect to be most critical to an investor’s understanding of our financial results and condition and require complex management judgment are discussed below.

Principles of Consolidation and Variable Interest Entities

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 — Consolidation, provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and the determination of which business enterprise, if any, should consolidate the VIEs. Generally, the consideration of whether an entity is a VIE applies when either: (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest; (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support; or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We consolidate VIEs in which we are considered to be the primary beneficiary. The primary beneficiary is the entity that has both of the following characteristics: (1) the power to direct the activities that, when taken together, most significantly impact the VIE’s performance; and (2) the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE.

Investments in Real Estate

In accordance with the guidance for business combinations, we will determine whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired is not a business, we will account for the transaction as an asset acquisition. Whether the acquisition of a property acquired is considered a business combination or asset acquisition, we will recognize the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired entity. In addition, for transactions that will be considered business combinations, we will evaluate the existence of goodwill or a gain from a bargain purchase. We would expense acquisition-related costs associated with business combinations as they are incurred. We will capitalize acquisition-related costs associated with asset acquisitions.

Upon acquisition of a property, we will assess the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, above-market and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocate the purchase price to the acquired assets and assumed liabilities. We will assess and consider fair value based on estimated cash flow projections that utilize discount or capitalization rates that we deem appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including but not limited to the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals.

We will record acquired above-market and below-market leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Our management will review our real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value if held for use, or fair value, less cost to sell if classified as held for sale. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to our results.

Real Estate Joint Ventures and Partnerships

We will account for our investments in unconsolidated joint ventures under the equity method of accounting. We will apply the equity method by initially recording these investments at cost, as investments in unconsolidated joint ventures, subsequently adjusted for equity in earnings and cash contributions and distributions. Generally, we would discontinue applying the equity method when the investment (and any advances) is reduced to zero and would not provide for additional losses unless we have guaranteed obligations of the venture or are otherwise committed to providing further financial support for the investee. If the venture subsequently generates income, we only recognize our share of such income to the extent it exceeds our share of previously unrecognized losses. We expect to classify distributions received from our investments in unconsolidated joint ventures using the nature of the distribution approach.

On a periodic basis, management will assess whether there are any indicators that the value of our investments in unconsolidated joint ventures may be impaired. An investment is impaired only if management’s estimate of the value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying amount of the investment over the value of the investment. Our estimates of value for each investment (particularly in commercial real estate joint ventures) will be based on a number of assumptions that are subject to economic and market uncertainties including, among others, demand for space, competition for tenants, changes in market rental rates, and operating costs. As these factors are difficult to predict and are subject to future events that may alter management’s assumptions, the values estimated by management in its impairment analyses may not be realized, and actual losses or impairment may be realized in the future.

Real Estate Securities

We will classify our real estate securities investments on the date of acquisition of the investment. Real estate securities that we do not hold for the purpose of selling in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses on all securities, except for equity securities, recorded as a component of other comprehensive income (loss) in stockholders’ equity.

We will use the specific identification method when determining the cost of securities sold and the amount of gain (loss) on securities recognized in earnings. We will account for the changes in the fair value of the unfunded portion of our GNMA securities, which are included in real estate securities, available-for-sale, on the Consolidated Balance Sheet, as available for sale securities. Unrealized losses on securities that, in the judgment of management, are other than temporary will be charged against earnings as a loss in the Consolidated Statements of Operations.

Equity securities will be classified as available-for-sale. We may elect the fair market value option for accounting for these equity securities and changes in fair value would be recorded in current period earnings.

When the estimated fair value of an available-for-sale security is less than amortized cost, we will consider whether there is an other-than-temporary impairment in the value of the security.

Derivative Instruments

In the normal course of business, we are exposed to the effect of interest rate changes and may undertake a strategy to limit these risks through the use of derivatives. To address exposure to interest rates, we anticipate using derivatives primarily to economically hedge the fair value variability of fixed rate assets caused by interest rate fluctuations and overall portfolio market risk. We may use a variety of derivative instruments that are considered conventional, or “plain vanilla” derivatives, including interest rate swaps, futures, caps, collars and floors, to manage interest rate risk.

To determine the fair value of derivative instruments, we will use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, and termination cost may be used to determine fair value. All such methods of measuring fair value for derivative instruments will result in an estimate of fair value, and such value may never actually be realized.

We will recognize all derivatives on the Consolidated Balance Sheets at fair value. We will evaluate whether derivatives as hedges qualify for hedge accounting for financial reporting purposes and therefore any net payments under, or fluctuations in the fair value of, these derivatives will be recognized in net result from derivative transactions in the accompanying Consolidated Statements of Income. We will record derivative asset and liability positions on a gross basis with any collateral posted with or received from counterparties recorded separately on our Consolidated Balance Sheets.

Revenue Recognition

Our expected sources of revenue arising from leasing arrangements and the related revenue recognition policies are as follows:

Rental revenue will consist primarily of base rent arising from tenant operating leases at our properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. We begin to recognize revenue when a tenant takes possession of the leased space. We include its tenant reimbursement income in rental revenue that consist of amounts due from tenants for costs related to common area maintenance, real estate taxes and other recoverable costs included in lease agreements. We recognize acquired in-place “above-” and “below-market” leases at their fair values and the amortization of these leases is recognized over the original term of the respective leases as an adjustment to rental revenue.

We will derive revenue pursuant to lease agreements. At the inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the lease inception, we determine whether each lease is a sales-type, direct financing or operating lease. Such classification is based on whether the lessee gains control of the underlying asset and the lessor therefore relinquishes control to the lessee under certain criteria (sales-type or direct-financing); or all other leases that do not meet the criteria as sales-type or direct financing leases (operating).

Lease revenue (including straight-line lease revenue) is only recognized when deemed probable of collection. Collectability is assessed for each tenant receivable using various criteria including credit ratings, guarantees, past collection issues, and the current economic and business environment affecting the tenant. If collectability of the contractual rent stream is not deemed probable, receivables will be written off through revenue and revenue will only be recognized upon receipt of cash from the tenant.

Income Taxes

The Company qualifies to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ending December 31, 2023. As a REIT, we are not subject to federal income tax with respect to the portion of our income that meets certain criteria and is distributed annually to stockholders. We intend to operate in a manner that allows us to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. We will monitor the business and transactions that may potentially impact our REIT status. If we were to fail to meet these requirements, we could be subject to federal income tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We would also be disqualified for the four taxable years following the year during which qualification was lost unless we were entitled to relief under specific statutory provisions.

We may elect to form wholly-owned subsidiaries to function as a taxable REIT subsidiaries (“TRS”) and file applicable TRS elections, together with such subsidiaries, with the Internal Revenue Service. In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs are subject to taxation at the federal, state and local levels, as applicable, at the regular corporate tax rates. We account for applicable income taxes by utilizing the asset and liability method. As such, we record deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if we believe all or some portion of the deferred tax asset may not be realized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

We may be exposed to interest rate changes primarily as a result of long-term debt used to maintain liquidity, fund capital expenditures and expand our investment portfolio and operations. Market fluctuations in real estate financing may affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Also, we will be exposed to both credit risk and market risk.

Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. With regard to variable rate financing, we will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We will maintain risk management control systems to monitor interest rate cash flow risk attributable to both our outstanding and forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on your investment may be reduced. Our board of directors has not yet established policies and procedures regarding our use of derivative financial instruments for hedging or other purposes.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), as of the end of the period covered by this Quarterly Report on Form 10-Q was made under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by SEC rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired control objectives.

Changes in Internal Controls over Financial Reporting

There have been no changes in our “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this June 30, 2025 Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of June 30, 2025, we were not involved in any material legal proceedings.

Item 1A. Risk Factors.

For information regarding factors that could affect our results of operations, financial condition and liquidity, see the risk factors discussed in Part I, Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, and under the heading “Risk Factors” in our prospectus dated April 30, 2025, as supplemented.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

During the three months ended June 30, 2025, we did not sell or issue any equity securities that were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

Use of Proceeds

On July 7, 2023, our Registration Statement on Form S-11 (File No. 333-271906), with respect to the Offering, was declared effective under the Securities Act. On September 30, 2024, an affiliate of the Adviser acquired 476 Class T shares, 476 Class S shares, 476 Class D shares and 476 Class I shares in exchange for $5,000 for each share class and a total of $20,000. No other shares of our common stock have been sold in our Offering.

Share repurchase plan

We adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, subject to any limitations in the share repurchase plan. The aggregate NAV of total repurchases of our shares is limited to no more than 2% of our aggregate NAV per month (measured using the aggregate NAV attributable to stockholders at the end of the immediately preceding month) and 5% of our aggregate NAV per calendar quarter (measured using the average aggregate NAV attributable to stockholders at the end of the immediately preceding three months). Shares are repurchased at a price equal to the transaction price on the applicable repurchase date, except that shares that have not been outstanding for at least one year are repurchased at 95% of the transaction price. If we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis based on the amount requested after we have repurchased all shares for which repurchase was requested due to death or disability and other limited exceptions. All unsatisfied repurchase requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of the share repurchase plan, as applicable. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests and have established limitations on the amount of funds we may use for repurchase during any calendar month and quarter.

During the three months ended June 30, 2025, we did not repurchase shares of our common stock.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

Under the terms of the Advisory Agreement, the Adviser advanced all of the Company’s organization and offering expenses (“O&O Expenses”) from inception through July 7, 2024, the first anniversary of the commencement of the Company’s public offering. Pursuant to the Advisory Agreement, the Company agreed to reimburse the Adviser for such O&O Expenses ratably over the 60 month period beginning after July 7, 2025.

On August 8, 2025, the parties entered into Amendment No. 2 to the Amended and Restated Advisory Agreement (the “Amendment”), which amends the provision of the Advisory Agreement related to the reimbursement by the Company to the Adviser of the O&O Expenses and certain operating expenses. Pursuant to the Amendment, the Adviser agreed for the Company’s benefit that the Adviser shall be reimbursed the O&O Expenses and certain operating expenses it incurred in 60 equal monthly installments commencing after July 7, 2026, the third anniversary of the commencement of the Company’s public offering.

The description of the Amendment set forth above is a summary and is qualified in its entirety by the full terms of the Amendment, a copy of which is filed as Exhibit 10.2 to this Quarterly Report on Form 10-Q.

Item 6. Exhibits.

Exhibit Number	Description
3.1

Second Articles of Amendment and Restatement of BGO Industrial Real Estate Income Trust, Inc.(filed as Exhibit 3.1 to the Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form S-11 filed on September 13, 2023 and incorporated herein by reference)

3.2

Articles Supplementary of BGO Industrial Real Estate Income Trust, Inc., dated January 5, 2024 (filed as Exhibit 3.1 to the Registrant’s Post-Effective Amendment No. 3 to Registration Statement on Form S-11 filed on January 11, 2024 and incorporated herein by reference)

3.3

Second Amended and Restated Bylaws of BGO Industrial Real Estate Income Trust, Inc. (filed as Exhibit 3.2 to the Registrant’s Post-Effective Amendment No. 2 to Registration Statement on Form S-11 filed on September 13, 2023 and incorporated herein by reference)

10.1*	Independent Director Compensation Policy
10.2*

Amendment No. 2 to the Amended and Restated Advisory Agreement, dated August 8, 2025, by and among BGO Industrial Real Estate Income Trust, Inc., BGO IREIT Operating Partnership LP and BentallGreenOak (U.S.) Limited Partnership

31.1*	CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
31.2*	CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
32.1**	CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
32.2**	CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BGO Industrial Real Estate Income Trust, Inc.

Date: August 8, 2025	By:	/s/ Clint Hinds
Clint Hinds
President and Chief Executive Officer
(Principal Executive Officer)

Date: August 8, 2025	By:	/s/ Lori Biancamano
Lori Biancamano
Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)